ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-34835
June 23, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated May 2, 2008 and entitled "Partial Amendment to the Annual Report Release for the Fiscal Year Ended March 31, 2007";

2. Press release dated May 2, 2008 and entitled "Partial Amendment to the Summary of Quarterly Business Report for the First Quarter ended June 30, 2007";

3. Press release dated May 2, 2008 and entitled "Partial Amendment to the Semi-Annual Report Release for the Six Months Ended September 30, 2007";

4. Press release dated May 2, 2008 and entitled "Partial Amendment to the Summary of Quarterly Business Report for the Third Quarter ended December 31, 2007";

5. Annual Report Release for the Fiscal Year Ended March 31, 2008;

6. Press release dated May 8, 2008 and entitled "Items Concerning the Parent Company";

7. Press release dated May 8, 2008 and entitled "Notice of Distribution of Surplus (Increase of Dividend)";

dlw 7/2

8. Press release dated May 13, 2008 and entitled "Notice of Changes of Representative Director and Other Officers, etc.";

9. Press release dated May 13, 2008 and entitled "Notice of Partial Amendment to the Articles of Incorporation";

10. Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders dated May 30, 2008;

11. Business Report for the 23rd fiscal year; and

12. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kazunari Onishi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-5845, facsimile +813-6888-6845).

Very truly yours,

Kazunari Onishi

Kazunari Onishi

Enclosures

File No. 82-34835

(English Translation) RECEIVED

2008 JUL -1 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 2, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Annual Report Release for the Fiscal Year Ended March 31, 2007

We hereby announce that there were amendments in the Annual Report Release for the Fiscal Year Ended March 31, 2007, which was released on May 9, 2007. Amended sections are underlined.

Non-Consolidated Financial Statement, etc.

(1) Balance Sheet

(Before Amendment)

(Millions of yen)

	Year ended March 31, 2006 (as of March 31, 2006)	Year ended March 31, 2007 (as of March 31, 2007)	Change
	Amount	Amount	Amount
3. Investment and other assets			
(2) Shares of affiliated companies	943	8,126	7,182
(3) Other securities of affiliated companies	16,000	7,050	(8,950)

(After Amendment)

(Millions of yen)

	Year ended March 31, 2006 (as of March 31, 2006)	Year ended March 31, 2007 (as of March 31, 2007)	Change
	Amount	Amount	Amount
3. Investment and other assets			
(2) Shares of affiliated companies	943	1,035	91
(3) Other securities of affiliated companies	16,000	14,141	(1,858)

(English Translation)

May 2, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Summary of Quarterly Business Report for the First Quarter ended June 30, 2007

We hereby announce that there were amendments in the Summary of Quarterly Business Report for the First Quarter ended June 30, 2007, which was released on July 30, 2007. Amended sections are underlined.

6. Non-Consolidated Financial Statement, etc.

(1) Balance Sheet

(Before Amendment)

(Millions of yen)

	Three Months ended June 30, 2006 (as of June 30, 2006)	Three Months ended June 30, 2007 (as of June 30, 2007)	Change	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	16,000	7,050	–	7,050
(4) Others	19,530	27,034	337	26,696

(After Amendment)

(Millions of yen)

	Three Months ended June 30, 2006 (as of June 30, 2006)	Three Months ended June 30, 2007 (as of June 30, 2007)	Change	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	16,000	14,279	138	14,141
(4) Others	19,530	19,804	199	19,605

(English Translation)

May 2, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT
CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Semi-Annual Report Release
for the Six Months Ended September 30, 2007

We hereby announce that there were amendments in the Semi-Annual Report Release for the Six Months Ended September 30, 2007, which was released on November 1, 2007. Amended sections are underlined.

Consolidated Financial Statement, etc.

(1) Consolidated Balance Sheet

(Before Amendment)

(Millions of yen)

	Six Months ended September 30, 2006 (as of September 30, 2006)		Six Months ended September 30, 2007 (as of September 30, 2007)		Change compared to same period of prior year		Year ended March 31, 2007 (as of March 31, 2007)	
	Amount	%	Amount	%	Amount	%	Amount	%
Liabilities								
I. Current Liabilities								
3. Current portion of long-term borrowings	14,318		34,607		20,288		26,261	
Total current liabilities	68,480	12.6	85,482	13.6	17,002	24.8	96,156	16.5
II. Fixed Liabilities								
2. Long-term borrowings	223,030		270,172		47,142		216,673	
Total fixed liabilities	354,267	65.3	413,453	65.8	59,186	16.7	360,522	62.0

(After Amendment)

(Millions of yen)

	Six Months ended September 30, 2006 (as of September 30, 2006)		Six Months ended September 30, 2007 (as of September 30, 2007)		Change compared to same period of prior year		Year ended March 31, 2007 (as of March 31, 2007)	
	Amount	%	Amount	%	Amount	%	Amount	%
Liabilities								
I. Current Liabilities								
3. Current portion of long-term borrowings	14,318		39,757		25,438		26,261	
Total current liabilities	68,480	12.6	90,632	14.4	22,152	32.3	96,156	16.5
II. Fixed Liabilities								
2. Long-term borrowings	223,030		265,022		41,992		216,673	
Total fixed liabilities	354,267	65.3	408,303	65.0	54,036	15.3	360,522	62.0

Consolidated Financial Statement, etc.
Notes
(Notes Concerning Consolidated Balance Sheet)

(Before Amendment)

Six Months ended September 30, 2007 (as of September 30, 2007)		
2.	Mortgaged Assets and Secured Debts	
	(2) Amount of Debt over Mortgages	
	Current portion of long-term borrowings	¥5,090 million
	Long-term borrowings	¥39,220 million
	Total	¥44,310 million

(After Amendment)

Six Months ended September 30, 2007 (as of September 30, 2007)		
2.	Mortgaged Assets and Secured Debts	
	(2) Amount of Debt over Mortgages	
	Current portion of long-term borrowings	¥10,240 million
	Long-term borrowings	¥34,070 million
	Total	¥44,310 million

Financial Statement, etc.
(1) Balance Sheet

(Before Amendment)

(Millions of yen)

	Six Months ended September 30, 2006 (as of September 30, 2006)	Six Months ended September 30, 2007 (as of September 30, 2007)	Change compared to same period of prior year	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	16,000	7,050	(8,950)	7,050
(4) Others	19,470	25,220	5,750	26,696

(After Amendment)

(Millions of yen)

	Six Months ended September 30, 2006 (as of September 30, 2006)	Six Months ended September 30, 2007 (as of September 30, 2007)	Change compared to same period of prior year	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	16,000	15,464	(535)	14,141
(4) Others	19,470	16,806	(2,663)	19,605

(English Translation)

May 2, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Summary of Quarterly Business Report for the Third Quarter ended December 31, 2007

We hereby announce that there were amendments in the Summary of Quarterly Business Report for the Third Quarter ended December 31, 2007, which was released on January 31, 2008. Amended sections are underlined.

5. Consolidated Financial Statement, etc.

(1) Consolidated Balance Sheet

(Before Amendment)

(Millions of yen)

	Nine Months ended December 31, 2006 (as of December 31, 2006)		Nine Months ended December 31, 2007 (as of December 31, 2007)		Change		Year ended March 31, 2007 (as of March 31, 2007)	
	Amount	%	Amount	%	Amount	%	Amount	%
Liabilities								
I. Current Liabilities								
3. Current portion of long-term borrowings	12,337		49,040		36,702		26,261	
Total current liabilities	45,192	8.5	115,444	18.3	70,252	155.5	96,156	16.5
II. Fixed Liabilities								
2. Long-term borrowings	220,883		253,592		32,709		216,673	
Total fixed liabilities	366,844	68.8	385,881	61.0	19,036	5.2	360,522	62.0

(After Amendment)

(Millions of yen)

	Nine Months ended December 31, 2006 (as of December 31, 2006)		Nine Months ended December 31, 2007 (as of December 31, 2007)		Change		Year ended March 31, 2007 (as of March 31, 2007)	
	Amount	%	Amount	%	Amount	%	Amount	%
Liabilities								
I. Current Liabilities								
3. Current portion of long-term borrowings	12,337		54,190		41,852		26,261	
Total current liabilities	45,192	8.5	120,594	19.1	75,402	166.8	96,156	16.5
II. Fixed Liabilities								
2. Long-term borrowings	220,883		248,442		27,559		216,673	
Total fixed liabilities	366,844	68.8	380,731	60.2	13,886	3.8	360,522	62.0

6. Non-Consolidated Financial Statement, etc.

(1) Balance Sheet

(Before Amendment)

(Millions of yen)

	Nine Months ended December 31, 2006 (as of December 31, 2006)	Nine Months ended December 31, 2007 (as of December 31, 2007)	Change	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	7,050	7,050	–	7,050
(4) Others	19,705	25,276	5,571	26,696

(After Amendment)

(Millions of yen)

	Nine Months ended December 31, 2006 (as of December 31, 2006)	Nine Months ended December 31, 2007 (as of December 31, 2007)	Change	Year ended March 31, 2007 (as of March 31, 2007)
	Amount	Amount	Amount	Amount
Assets				
II. Fixed Assets				
3. Investment and other assets				
(1) Other securities of affiliated companies	7,050	15,601	8,551	14,141
(4) Others	19,705	16,724	(2,980)	19,605

File No. 82-34835

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 31, 2008

May 8, 2008

NTT URBAN DEVELOPMENT CORPORATION

Code Number: 8933

Stock Exchanges:
Tokyo Stock Exchange,
First Section
(URL http://www.nttud.co.jp/)

Representative: Masaki Mitsumura
President and Chief Executive Officer

Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department

Tel.: +813-6811-6424

Ordinary General Meeting of Shareholders:
June 19, 2008 (Scheduled)

Dividend Payment Date:
June 20, 2008 (Scheduled)

Filing of Annual Securities Report:
June 20, 2008 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through March 31, 2008)

(1) Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥138,206 million (7.8%)	¥28,718 million (14.5%)	¥26,196 million (14.2%)	¥14,758 million (13.6%)
Year ended March 31, 2007	¥128,215 million (15.7%)	¥25,091 million (15.5%)	¥22,938 million (25.0%)	¥12,995 million (14.0%)

	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Operating Income to Sales
Year ended March 31, 2008	¥4,484.09	–	11.3%	3.5%	20.8%
Year ended March 31, 2007	¥3,948.64	–	10.8%	4.1%	19.6%

(Reference)
Investment profit and loss in equity method:
Year ended March 31, 2008: 2,245 million yen
Year ended March 31, 2007: 1,624 million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of March 31, 2008	¥900,325 million	¥177,969 million	15.1%	¥41,442.57
As of March 31, 2007	¥581,848 million	¥125,169 million	21.5%	¥38,007.98

(Reference)
Shareholders' equity:
As of March 31, 2008: 136,395 million yen
As of March 31, 2007: 125,091 million yen

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2008	¥5,700 million	-¥77,893 million	¥85,038 million	¥15,101 million
Year ended March 31, 2007	-¥5,076 million	-¥32,995 million	¥20,823 million	¥2,255 million

2. Dividends

(Record Date)	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income (Consolidated)	Ratio of Dividends to Net Assets (Consolidated)
	Interim	Year End	Annual			
Year ended March 31, 2007	¥2,500.00	¥500.00	¥3,000.00	¥3,291 million	25.3%	2.7%
Year ended March 31, 2008	¥500.00	¥700.00	¥1,200.00	¥3,949 million	26.8%	3.0%
(Forecast) Year ending March 31, 2009	¥600.00	¥600.00	¥1,200.00	–	26.3%	–

(Note)
The dividends per share for interim period end for the year ended March 31, 2007 of 2,500 yen is based on total issued shares prior to the implementation of the five-for-one stock split effective January 1, 2007. The year end dividend for the year ended March 31, 2007 and the dividend for interim period end for the year ended March 31, 2008 of 500 yen each, the year end dividend for the year ended March 31, 2008 of 700 yen, and the dividends for interim period end and year end for the year ending March 31, 2009 of 600 yen each are calculated based on total issued shares after the implementation of such stock split. In addition, "Ratio of Dividends to Net Income (Consolidated)" for the year ended March 31, 2007 is calculated by using 1,000 yen as dividends per share (annual).

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures for the annual period are compared to prior year, percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥64,400 million (13.8%)	¥17,100 million (54.7%)	¥14,300 million (43.4%)	¥8,100 million (35.3%)	¥2,461.11
Annual	¥147,000 million (6.4%)	¥34,500 million (20.1%)	¥28,500 million (8.8%)	¥15,000 million (1.6%)	¥4,557.61

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Applicable.

New: 1 Exception: –

(2) Changes in accounting principles and procedures, and method, etc. of presentation regarding preparation of consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not Applicable.

(3) Number of issued shares (Common stock)

(i) Total number of issued shares (including treasury stock) as of the end of each year:
As of March 31, 2008: 3,291,200 shares
As of March 31, 2007: 3,291,200 shares

(ii) Total number of treasury stock as of the end of each year:
As of March 31, 2008: – shares
As of March 31, 2007: – shares

(For reference) Outline of Non-Consolidated Business Results

1. Non-Consolidated Business Results (April 1, 2007 through March 31, 2008)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥128,751 million (8.1%)	¥27,937 million (15.1%)	¥25,418 million (14.9%)	¥14,180 million (13.2%)
Year ended March 31, 2007	¥119,077 million (16.1%)	¥24,266 million (14.2%)	¥22,114 million (25.0%)	¥12,526 million (13.8%)

	Net Income per Share	Net Income per Share (fully diluted)
Year ended March 31, 2008	¥4,308.57	–
Year ended March 31, 2007	¥3,805.99	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of March 31, 2008	¥675,159 million	¥133,726 million	19.8%	¥40,631.41
As of March 31, 2007	¥568,048 million	¥122,999 million	21.7%	¥37,372.34

(Reference)
Shareholders' equity:
As of March 31, 2008: 133,726 million yen
As of March 31, 2007: 122,999 million yen

(Notice for the proper use of the Forecast of Business Result, and other special notations)
The description regarding the future, such as the forecast of business result hereof, are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to various subsequent factors such as changes in business environment.

(English Translation)

May 8, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Items Concerning the Parent Company

1. Corporate Name and Other Information of the Parent Company

(As of March 31, 2008)

Parent Company	Attribute	Percentage of Voting Rights held by the Parent Company	Stock Exchanges on which the Shares of the Parent Company are Listed
Nippon Telegraph and Telephone Corporation (NTT)	Parent company	67.3%	Tokyo Stock Exchange, First Section Osaka Securities Exchange, First Section Nagoya Stock Exchange, First Section Fukuoka Stock Exchange Sapporo Securities Exchange New York Stock Exchange (United States) London Stock Exchange (United Kingdom)

2. Position of NTT Urban Development Corporation as a Listed Company within the Corporate Group of the Parent Company

NTT Urban Development Corporation (the "Company"), the sole comprehensive real estate company in the NTT Group, is responsible for its own management and manages its operations independently. While the Company discusses with, or reports to, NTT as the parent company concerning important matters, NTT does not prevent or constrain decision-makings by the Company.

The shareholding ratio of NTT as of March 31, 2008 was 67.3%. NTT possesses the right as a majority shareholder of the Company under the Company Law of Japan.

3. Items Concerning Transactions with the Parent Company

The Company pays the group operation fee to NTT in accordance with the agreement regarding group management and operation, to which the Company and NTT are parties and the purpose of which is to seek maximization of the interest of each group company by maximizing the interest of the overall NTT Group, while respecting each other's independence and autonomy. In return, the Company receives comprehensive services and benefits, including various types of advice, usage of the NTT brand and implementation of group public relations, etc. In particular, usage of the NTT brand as a member of the NTT Group is considered to enhance the creditworthiness and reliability of the Company, which benefits the performance of its operations.

In addition, the Company receives rental income from the NTT Group based on a building lease agreement. The rents are determined upon mutual discussion on the basis of the terms applicable to general lessee, taking into consideration the going rates in neighborhood and market prices. The Company also acquires land from the NTT Group, principally for its residential property sales business. The acquisition price of such land is determined through discussion between both parties taking into account the business profitability, as in the case of land acquisition in the open market.

The status of transactions with the NTT Group in the real estate leasing business is indicated below.

<Transactions with the NTT Group in the Real Estate Leasing Business (Non-Consolidated)>

	Year ended March 31, 2007	Year ended March 31, 2008
Total revenues of real estate leasing business	¥84,985 million	¥89,380 million
Revenues from the NTT Group	¥23,776 million	¥25,144 million
Revenues from the NTT Group / Total revenues of real estate leasing business	28.0%	28.1%

4. Personnel Relations with the Parent Company

Employees are accepted from the NTT Group as permanent transfers rather than temporary transfers. To embrace a wide-ranging management perspective, the Company has invited one Outside Director and one Corporate Auditor from NTT. These appointments are based on the requests of the Company, and the Company makes its management decisions independently.

(Status of Officers Serving Concurrently)

Position	Name	Position at Parent Company or Group Company of the Parent Company	Reason for Appointment
Senior Director	Yasuhiro Yamamoto	General Manager of General Affairs Department, Nippon Telegraph and Telephone Corporation	The Company requested these appointments to embrace a wide-ranging management perspective.
Corporate Auditor	Toshio Maegawa	General Manager of Internal Control Office, General Affairs Department, Nippon Telegraph and Telephone Corporation	

Note: Two aforementioned officers out of the Company's 15 Senior Directors and four Corporate Auditors are all officers serving concurrently at the parent company.

5. Status of Ensuring Independence from the Parent Company

The Company, as a company in the NTT Group having real estate business nationwide, is responsible for its own management and manages its operations independently. As described in 2. through 4. above, the Company considers it having certain independence from the parent company.

(English Translation)

May 8, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep.: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Notice of Distribution of Surplus (Increase of Dividend)

We hereby announce that the Company has resolved at a meeting of its Board of Directors held on May 8, 2008, to make a distribution of surplus with a record date of March 31, 2008, as set forth below. This matter will be submitted to the Ordinary General Meeting of Shareholders to be held on June 19, 2008.

1. Details of Dividends

	Amount determined	Latest forecast of dividends (released on November 1, 2007)	Actual dividends for the year ended March 31, 2007
Record date	March 31, 2008	March 31, 2008	March 31, 2007
Dividends per share	¥700.00	¥500.00	¥500.00
Total amount of dividends	¥2,303 million	–	¥1,645 million
Effective date	June 20, 2008	–	June 22, 2007
Source of dividends	Earned surplus	–	Earned surplus

2. Reason for Increase of Dividend

We consider returning profits to our shareholders an important management principle, and our basic policy is to make efforts to provide both long-term and stable profit returns, comprehensively taking into consideration the Company's business results for each fiscal year and its future business development, etc.

Regarding the year end dividend for the year ended March 31, 2008, the Company has decided to increase the dividend by 200 yen per share to 700 yen per share, comprehensively taking into consideration the facts that business results for the year reached a record level and that internal reserves are expected to increase in the medium-long term, due to implementation of the growth strategy embodied in the medium-term management plan (released in November 2007) which will conclude in fiscal year 2010. The Company plans to pay annual dividends of 1,200 yen for the year ending March 31, 2009, equal to those for the year ended March 31, 2008.

(Reference) Annual Dividend Breakdown

	Dividends per Share		
Record date	Interim period end	Year end	Annual
Actual dividends for the year ended March 31, 2008	¥500.00	¥700.00	¥1,200.00
Actual dividends for the year ended March 31, 2007	¥500.00	¥500.00	¥1,000.00

(English Translation)

May 13, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Notice of Changes of Representative Director and Other Officers, etc.

We hereby announce that the Company has unofficially decided at the meeting of the Board of Directors held today, to make the following changes of representative director and officers, etc., as described below. These appointments are to be formally resolved at the 23rd Ordinary General Meeting of Shareholders to be held on June 19, 2008 and the meeting of the Board of Directors held thereafter.

1. Change of the Representative Director

(1) Candidate for incoming Representative Director

Senior Executive Director	Kimito Muragishi	(Current Executive Director of the Company)

(2) Representative Director scheduled to retire from office

	Masayasu Tango	(Current Senior Executive Director of the Company)

(3) Scheduled Date of Appointment

June 19, 2008

(4) Career Summary of the Candidate for incoming Representative Director

The career summary of the candidate for incoming representative director is as attached hereto.

2. Changes of Other Officers

(1) Candidates for incoming Senior Director

	Kazuhiro Hasegawa	(Current Senior Manager, Fund Business Department, Solution Business Headquarters of the Company)
	Hiroshi Iijima	(Current Deputy Senior Executive Manager, Building Service Headquarters and concurrently Senior Executive Manager, Building Service Planning Department of the Company)
	Shiro Nakahara	(Current Senior Manager, General Affairs Department of the Company)
	Shozo Ito	(Current General Manager, Corporate Strategy Planning Department, Nippon Telegraph and Telephone Corporation)

(Note) Shozo Ito, a candidate for incoming Senior Director, is a candidate for Outside Director.

(2) Senior Directors scheduled to retire from office

	Nobuhiro Koga	(Current Senior Director of the Company)
	Yasuhiro Yamamoto	(Current Senior Director of the Company)

(3) Prospective Executive Director

Executive Director	Hideo Osawa	(Current Senior Director of the Company)

3. Prospective Personnel of Officers

(New Title or Role)	(Name)	(Current Title or Role)
President and Chief Executive Officer	Masaki Mitsumura	President and Chief Executive Officer
Senior Executive Director Director on Special Assignment	Kimito Muragishi	Executive Director Senior Executive Manager, Development Promotion Department
Executive Director Senior Executive Manager, Solution Business Headquarters	Hiroto Miyake	Executive Director Senior Executive Manager, Solution Business Headquarters
Executive Director CSR Director In charge of Tokai Branch Office, Kyushu Branch Office and Hokkaido Branch Office	Seiya Wakaizumi	Executive Director CSR Director In charge of Tokai Branch Office, Kyushu Branch Office and Hokkaido Branch Office
Executive Director Senior Executive Manager, Building Service Headquarters	Michihiko Kaite	Executive Director Senior Executive Manager, General Affairs Department
Executive Director Senior Executive Manager, Residential Development Department	Hideo Osawa	Senior Director Senior Executive Manager, Residential Development Department
Senior Director Executive Manager, Chugoku Branch Office	Hideki Tokunaga	Senior Director Executive Manager, Chugoku Branch Office
Senior Director Executive Manager, Kansai Branch Office	Akitoshi Ito	Senior Director Executive Manager, Kansai Branch Office
Senior Director Senior Executive Manager, Corporate Planning Department In charge of Accounting and Finance Department	Takahiro Okuda	Senior Director Senior Executive Manager, Accounting and Finance Department

Senior Director Senior Executive Manager, Development Promotion Department	Yoshiharu Nishimura	Senior Director Senior Executive Manager, Corporate Planning Department
Senior Director Deputy Senior Executive Manager, Solution Business Headquarters Senior Executive Manager, Solution Business Department 1	Satoshi Shinoda	Senior Director Deputy Senior Executive Manager, Solution Business Headquarters Senior Executive Manager, Solution Business Department 1
Senior Director Deputy Senior Executive Manager, Solution Business Headquarters Senior Executive Manager, Fund Business Department	Kazuhiro Hasegawa	Senior Manager, Fund Business Department, Solution Business Headquarters
Senior Director Deputy Senior Executive Manager, Building Service Headquarters Senior Executive Manager, Building Service Planning Department	Hiroshi Iijima	Deputy Senior Executive Manager, Building Service Headquarters and concurrently Senior Executive Manager, Building Service Planning Department
Senior Director Senior Executive Manager, General Affairs Department	Shiro Nakahara	Senior Manager, General Affairs Department
Senior Director Corporate Adviser	Kiyoshi Mita	Senior Director Corporate Adviser
Senior Director	Shozo Ito	

4. Material Change in Personnel (Scheduled)

Senior Executive Manager, Accounting and Finance Department	Masakazu Tsukamoto	Senior Executive Manager, Internal Control Documentation Office, Accounting and Finance Department

(Appendix)

Career Summary of the Candidate for incoming Representative Director

Name	Kimito Muragishi	
Date of Birth	October 29, 1947	
Educational Background	March 1971	Graduated from Faculty of Business and Commerce, Keio University
Career Summary	April 1971	Joined Nippon Telegraph and Telephone Public Corporation
	July 1996	General Manager of Real Estate Planning Department, Nippon Telegraph and Telephone Corporation
	January 1999	General Manager of Planning Department, NTT East Provisional Headquarters (Temporary transfer)
	July 1999	General Manager of Planning Department, Nippon Telegraph and Telephone East Corporation (Temporary transfer)
	June 2000	Senior Director Senior Executive Manager, Business Planning Department, NTT Urban Development Corporation (Temporary transfer)
	June 2001	Senior Director Senior Executive Manager, Development Promotion Department (Temporary transfer)
	June 2004	Senior Director Senior Executive Manager, Development Promotion Department (Permanent transfer)
	October 2006	Senior Director Senior Executive Manager, Development Promotion Department, in charge of Residential Development Department
	June 2007	Executive Director Senior Executive Manager, Development Promotion Department (Current Post)

(English Translation)

May 13, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section) Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Notice of Partial Amendment to the Articles of Incorporation

We hereby announce that the Company has resolved at the meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation to the 23rd Ordinary General Meeting of Shareholders to be held on June 19, 2008, as described below.

1. Reasons for the Amendment

(1) In accordance with the enforcement of the Financial Instruments and Exchange Law (Law No. 25 of 1948), partial amendment will be made to the purposes specified in Article 2 (Purposes) of the current Articles of Incorporation.

(2) Method of public notice specified in Article 5 (Method of Public Notice) of the current Articles of Incorporation will be changed to electronic notification from the *Nihon Keizai Shimbun*, in order to improve the convenience of inspection and reduce the publication cost of public notice. Measures to be taken in case electronic notification is not available due to unavoidable events will also be specified.

2. Content of the Amendment to the Articles of Incorporation

The content of the amendment is as attached hereto.

3. Schedule

General Meeting of Shareholders to approve the amendment: Thursday, June 19, 2008

Effective date of the amendment: Thursday, June 19, 2008

(Appendix)

<Content of the Amendments>

(Underlines indicate the amendments.)

Current Articles of Incorporation	Proposed Amendments
ARTICLE 2. PURPOSES	**ARTICLE 2. PURPOSES**
The purposes of the Company shall be to engage in the following businesses:	(Same as at present)
(a) - (g) (omitted)	(a) - (g) (Same as at present)
(h) Holding, purchase, sale and brokerage of trust beneficiary rights; and	(h) The second financial instruments business and investment advisory / agency business under the Financial Instruments and Exchange Law; and
(i) Any and all businesses incidental or related to any of the preceding items.	(i) (Same as at present)
ARTICLE 5. METHOD OF PUBLIC NOTICE	**ARTICLE 5. METHOD OF PUBLIC NOTICE**
The public notices of the Company shall be published in the *Nihon Keizai Shimbun*.	The method of public notices of the Company shall be electronic notification; provided, however, in case it is impossible to notify by electronic notification due to accidents or other unavoidable events, the public notices shall be published in the *Nihon Keizai Shimbun*.

File No. 82-34835

(Summary English Translation)

Securities Code: 8933
May 30, 2008

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Masaki Mitsumura
President and Chief Executive Officer

Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 23rd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in writing or via the Internet. After examining the attached reference materials for the General Meeting of Shareholders, please exercise your voting rights by 5:30 p.m., Wednesday, June 18, 2008 by completing and sending to us the enclosed form for exercise of voting rights or by accessing our designated website (http://www.it-soukai.com/).

If you intend to exercise your voting rights via the Internet, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet".

Particulars

(1) Date: 10:00 a.m., Thursday, June 19, 2008

(2) Place: Granpark Plaza Wing 3rd Floor, Conference Room
4-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of contents of business report and consolidated financial statements for the 23rd fiscal year (from April 1, 2007 through March 31, 2008) and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors

2. Presentation of contents of financial statements for the 23rd fiscal year (from April 1, 2007 through March 31, 2008)

Matters to be resolved:

Agendum No. 1:	Appropriation of surplus
Agendum No. 2:	Partial Amendment to the Articles of Incorporation
Agendum No. 3:	Election of sixteen directors

(The matters to be reported are described in the Business Report for the 23rd fiscal year.)

* * * * * * * * * *

1. If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.
2. In case of any revision to the reference materials for the General Meeting of Shareholders and business report, financial statements and consolidated financial statements, such revision will be posted on our website (http://www.nttud.co.jp/).

REFERENCE MATERIALS OF THE GENERAL MEETING OF SHAREHOLDERS

Agenda and Reference Materials

Agendum No. 1: Appropriation of surplus

Nature of property to be distributed as a dividend, matters concerning allocation of dividend and total amount thereof, and effective date of such dividend are mentioned.

Agendum No. 2: Partial Amendment to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of sixteen directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights via the Internet are mentioned.

(Summary English Translation)

(Attached Materials)

BUSINESS REPORT
for the 23rd fiscal year

For the period from April 1, 2007 through March 31, 2008

1. MATTERS CONCERNING CURRENT STATE OF THE GROUP

Business developments and results, status of each segment, status of capital investments and financing, business issues to be dealt with, financial condition and the results of operations in recent years, status of material parent company and subsidiaries, information relating to principal businesses and principal offices, status of employees and principal correspondent banks are mentioned.

2. MATTERS CONCERNING SHARES OF THE COMPANY

Total number of issued shares, number of shareholders, status of top ten shareholders and other material matters concerning shares are mentioned.

3. MATTERS CONCERNING STOCK ACQUISITION RIGHTS OF THE COMPANY

Not Applicable.

4. MATTERS CONCERNING OFFICERS OF THE COMPANY

Names and remuneration of directors and corporate auditors, and matters concerning outside officers are mentioned.

5. STATUS OF ACCOUNTING AUDITORS

Name, amount of remuneration payable to the accounting auditors, total amount of cash and other revenues payable by the Company and subsidiaries, content of non-audit services, and policy to resolve dismissal or change of the accounting auditors are mentioned.

6. MECHANISM AND POLICY OF THE COMPANY

Mechanism to ensure appropriate business operation and basic policy concerning dominance of the Company are mentioned.

CONSOLIDATED BALANCE SHEET
As of March 31, 2008

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥9,577
Notes receivable and accounts receivable	6,009
Inventory	122,660
Deferred tax assets	1,172
Others	10,617
Allowance for doubtful receivables	(0)
Total current assets	150,037
Fixed Assets:	
Tangible fixed assets:	
Buildings and structures	369,152
Machinery, equipment and vehicle	3,072
Land	333,183
Leased assets	330
Construction in progress	246
Others	3,384
Total tangible fixed assets	709,370
Intangible fixed assets:	1,817
Investment and other assets:	
Investment securities	14,637
Long-term prepaid expenses	19,630
Deferred tax assets	97
Others	4,739
Allowance for doubtful receivables	(5)
Total investment and other assets	39,099
Total fixed assets	750,287
Total Assets	¥900,325

	(Millions of yen)
Liabilities	
Current Liabilities:	
Notes payable and accounts payable	¥28,139
Lease obligations	195
Current portion of long-term borrowings	45,190
Current portion of bonds	11,611
Commercial paper	10,000
Accrued income taxes, etc.	7,439
Others	24,830
Total current liabilities	127,406
Fixed Liabilities:	
Bonds	88,563
Long-term borrowings	296,482
Lease obligations	364
Deferred tax liabilities	56,973
Accrued retirement benefits for employees	4,984
Accrued retirement benefits for officers	45
Lease deposits from tenants	108,792
Negative goodwill	38,530
Others	212
Total fixed liabilities	594,949
Total liabilities	722,356
Net Assets	
Shareholders' Equity:	
Common stock	48,760
Capital surplus	34,109
Earned surplus	53,392
Total Shareholders' Equity	136,262
Valuation and Translation Adjustment, etc.:	
Unrealized gains on securities	133
Total valuation and translation adjustment, etc.	133
Minority Interests:	41,573
Total Net Assets	177,969
Total Liabilities and Net Assets	¥900,325

(Note) All amounts have been rounded down to the nearest one million yen.

CONSOLIDATED STATEMENT OF INCOME

(Period from April 1, 2007 through March 31, 2008)

	(Millions of yen)
Operating revenues:	¥138,206
Cost of revenue from operations:	96,042
Gross operating income	42,163
Selling, general and administrative expenses	13,445
Operating income	28,718
Non-operating revenues:	
Interest income	13
Dividend income	31
Charge income	112
Gain on donated fixed assets	67
Equity method investment gain	2,245
Others	331
Total non-operating revenues	2,801
Non-operating expenses:	
Interest expenses	5,036
Others	287
Total non-operating expenses	5,323
Ordinary income	¥26,196

	(Millions of yen)
Extraordinary gain:	
Gain on sale of fixed assets	¥79
Gain on transfer of the benefit obligation relating to the employees' pension fund	664
Total extraordinary gain	743
Extraordinary loss:	
Loss on sale of fixed assets	5
Loss on retirement of fixed assets	1,724
Effect of application of lease accounting standards	171
Others	27
Total extraordinary loss	1,929
Net income before adjustment of tax, etc.:	25,010
Income tax, inhabitants tax and enterprise tax	11,600
Adjustment of income taxes, etc.	(1,348)
	10,252
Minority interests	0
Net income for the period	¥14,758

(Note) All amounts have been rounded down to the nearest one million yen.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(Period from April 1, 2007 through March 31, 2008)

(Millions of yen)

	Shareholders' equity				Valuation and translation adjustment, etc.	Minority interests	Total net assets
	Common stock	Capital surplus	Earned surplus	Total	Unrealized gains on securities		
Balance as of March 31, 2007	48,760	34,109	41,925	124,795	296	77	125,169
Changes in the consolidated fiscal year							
Dividends			(1,645)	(1,645)			(1,645)
Interim dividend			(1,645)	(1,645)			(1,645)
Net income for the period			14,758	14,758			14,758
Increase in minority interests due to the increase of consolidated subsidiaries						41,494	41,494
Changes of items other than shareholders' equity in the consolidated fiscal year (net)					(162)	1	(161)
Total changes in the consolidated fiscal year	–	–	11,466	11,466	(162)	41,495	52,799
Balance as of March 31, 2008	48,760	34,109	53,392	136,262	133	41,573	177,969

(Note) All amounts have been rounded down to the nearest one million yen.

BALANCE SHEET
As of March 31, 2008

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥82
Accounts receivable	4,373
Property for sale	4,001
Property for sale in progress	102,772
Construction in progress (inventory)	64
Stored goods	30
Prepaid expenses	525
Deferred tax assets	1,118
Deposits paid	6,016
Others	2,314
Allowance for doubtful receivables	–
Total current assets	121,299
Fixed Assets:	
Tangible fixed assets:	
Buildings	305,155
Structures	5,435
Machinery and equipment	3,072
Tools, furniture and fixtures	3,240
Land	161,783
Leased assets	250
Construction in progress	246
Total tangible fixed assets	479,185
Intangible fixed assets:	
Leasehold	1,153
Software	389
Leased assets	21
Others	197
Total intangible fixed assets	¥1,762

	(Millions of yen)
Investment and other assets:	
Investment securities	¥9,060
Shares of affiliated companies	1,035
Other securities of affiliated companies	31,834
Contribution to capital	15
Bankruptcy and reorganization claim	2
Long-term prepaid expenses	19,261
Lease deposits paid	7,279
Deferred tax assets	4,218
Others	208
Allowance for doubtful receivables	(2)
Total investment and other assets	72,912
Total fixed assets	553,860
Total Assets	¥675,159

	(Millions of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥26,617
Lease obligations	125
Current portion of long-term borrowings	39,789
Current portion of bonds	10,000
Commercial paper	10,000
Accrued amount payable	8,616
Accrued expenses	1,595
Accrued income taxes, etc.	7,291
Advances received	8,335
Deposits received	1,415
Others	3,746
Total current liabilities	117,532
Fixed Liabilities:	
Bonds	19,993
Long-term borrowings	293,155
Lease obligations	279
Long-term accrued amount payable	697
Accrued retirement benefits for employees	4,521
Lease deposits from tenants	105,249
Others	3
Total fixed liabilities	423,900
Total liabilities	541,433
Net Assets	
Shareholders' Equity:	
Common Stock:	48,760
Capital Surplus:	
Capital reserve	34,109
Total capital surplus	34,109
Earned Surplus:	
Earned reserve	3,437
Other earned surplus	47,285
Unappropriated reserve	10,526
Earned surplus carried over	36,758
Total earned surplus	50,722
Total Shareholders' equity	133,592

	(Millions of yen)
Valuation and Translation Adjustment, etc.:	
Unrealized gains on securities	133
Total valuation and translation adjustment, etc.	133
Total net assets	133,726
Total Liabilities and Net Assets	¥675,159

(Note) All amounts have been rounded down to the nearest one million yen.

STATEMENT OF INCOME

(Period from April 1, 2007 through March 31, 2008)

	(Millions of yen)
Operating revenues:	
Operating revenues from leasing business	¥89,380
Operating revenues from residential property sales business	38,415
Operating revenues from other businesses	956
Total operating revenues	128,751
Cost of revenue from operations:	
Cost of sales for leasing business	59,602
Cost of sales for residential property sales business	28,147
Cost of sales for other businesses	507
Total cost of revenue from operations	88,257
Gross operating income	40,494
Selling, general and administrative expenses	12,557
Operating income	27,937
Non-operating revenues:	
Interest income	3
Dividend income	2,183
Charge income	112
Gain on donated fixed assets	67
Others	248
Total non-operating revenues	2,615
Non-operating expenses:	
Interest expenses	4,244
Interest on bonds	615
Others	273
Total non-operating expenses	5,134
Ordinary income	¥25,418

	(Millions of yen)
Extraordinary gain:	
Gain on sale of fixed assets	¥2
Gain on transfer of the benefit obligation relating to the employees' pension fund	526
Total extraordinary gain	529
Extraordinary loss:	
Loss on sale of fixed assets	5
Loss on retirement of fixed assets	1,724
Effect of application of lease accounting standards	126
Others	9
Total extraordinary loss	1,866
Net income before income taxes	24,081
Income tax, inhabitants tax and enterprise tax	11,244
Adjustment of income taxes, etc.	(1,343)
	9,901
Net income for the period	¥14,180

(Note) All amounts have been rounded down to the nearest one million yen.

STATEMENT OF CHANGES IN NET ASSETS
(Period from April 1, 2007 through March 31, 2008)

(Millions of yen)

	Shareholders' equity						Valuation and translation adjustment, etc.	Total net assets
	Common stock	Capital surplus	Earned surplus			Total Shareholders' equity	Unrealized gains on securities	
				Other earned surplus				
		Capital reserve	Earned reserve	Unappro-priated reserve	Earned surplus carried over			
Balance as of March 31, 2007	48,760	34,109	3,437	9,978	26,417	122,703	296	122,999
Changes in the fiscal year								
Dividends					(1,645)	(1,645)		(1,645)
Interim dividend					(1,645)	(1,645)		(1,645)
Reserve for advanced depreciation of fixed assets				591	(591)	–		–
Reversal of reserve for advanced depreciation of fixed assets				(43)	43	–		–
Net income for the period					14,180	14,180		14,180
Changes of items other than shareholders' equity in the fiscal year (net)							(162)	(162)
Total changes in the fiscal year	–	–	–	548	10,340	10,889	(162)	10,726
Balance as of March 31, 2008	48,760	34,109	3,437	10,526	36,758	133,592	133	133,726

(Note) All amounts have been rounded down to the nearest one million yen.

Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 1, 2008

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

KPMG AZSA & Co.

Takuji Kanai (Seal)
Certified Public Accountant
Engagement Partner

Hideki Yoshida (Seal)
Certified Public Accountant
Engagement Partner

Pursuant to the provisions of Paragraph 4 of Article 444 of the Corporation Act, we have audited the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) of NTT URBAN DEVELOPMENT CORPORATION (the "Company") for the consolidated fiscal year from April 1, 2007 to March 31, 2008. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We have conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles used, the application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the consolidated financial statements present fairly in all material respects, the financial condition and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, for the relevant period of such consolidated financial statements, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

There are no interest relationships between the Company and our firm or the engagement partners to be mentioned in accordance with the provisions of the Certified Public Accountants Law.

Audit Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 1, 2008

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

KPMG AZSA & Co.

Takuji Kanai (Seal)
Certified Public Accountant
Engagement Partner

Hideki Yoshida (Seal)
Certified Public Accountant
Engagement Partner

Pursuant to the provisions of Item 1, Paragraph 2 of Article 436 of the Corporation Act, we have audited the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes and supplementary statements thereto) of NTT URBAN DEVELOPMENT CORPORATION (the "Company") for the 23rd fiscal year from April 1, 2007 to March 31, 2008. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements thereto, while our responsibility is to express our opinion on the financial statements and supplementary statements thereto from an independent standpoint.

We have conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements thereto are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements thereto by, among others, assessing the accounting principles used, the application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the financial statements and supplementary statements thereto present fairly in all material respects, the financial condition and the results of operations for the relevant period of such financial statements and supplementary statements thereto, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

There are no interest relationships between the Company and our firm or the engagement partners to be mentioned in accordance with the provisions of the Certified Public Accountants Law.

Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We, the Board of Corporate Auditors, have prepared this Audit Report after due deliberation, based on the audit report prepared by each corporate auditor concerning the execution of duties of the directors during the 23rd fiscal year from April 1, 2007 to March 31, 2008, and hereby report as follows:

1. Methods and Content of Audit by the Corporate Auditors and the Board of Corporate Auditors

    The Board of Corporate Auditors has established audit policies and assignment of duties, etc., received reports on business from directors, etc. and accounting auditors, as well as receiving reports on the status of implementation of audit from each corporate auditor, and requested explanations when necessary.

    Pursuant to audit regulations prescribed by the Board of Corporate Auditors, and in accordance with the audit policies, each corporate auditor has communicated with directors, employees of the internal audit division and others to gather information and improve the audit environment, and has attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and employees, requested explanations when necessary, inspected important documents including those showing approval of executives and investigated the status of the Company's business and financial condition at its head office and principal offices.

    In addition, we have observed and examined the content of a resolution of the Board of Directors concerning improvement of mechanisms to ensure compliance, including mechanisms to ensure that the execution of duties of the directors is in compliance with Japanese laws and regulations and the Articles of Incorporation of the Company, as set forth in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulation of the Corporation Act, and the state of the mechanisms (internal control system) established based on such resolution.

    As to the subsidiaries, we have communicated and shared information with the directors and corporate auditors, etc. of the subsidiaries and received reports on business from the subsidiaries when necessary.

    In accordance with the methods mentioned above, we have examined the business report and the supplementary statements thereto for the relevant fiscal year.

    Moreover, we have observed and examined whether the accounting auditors are maintaining an independent position and are conducting a fair audit, and received reports on business from the accounting auditors and requested explanations when necessary.

In addition, we have received a notice from the accounting auditors that they are improving "mechanisms to ensure appropriate execution of duties" (particulars set forth in Article 159 of the Corporate Calculation Regulations) pursuant to "Quality control standards regarding audits" (Business Accounting Council, October 28, 2005), etc., and requested explanations when necessary.

In accordance with the methods mentioned above, we have examined the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes) and the supplementary statements thereto, and the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) for the relevant fiscal year.

2. Results of Audit

(1) Results of Audit of Business Report, etc.

(i) The business report and supplementary statements thereto present fairly the condition of the Company in accordance with laws and regulations and the Articles of Incorporation of the Company.

(ii) There has been neither unfair conduct nor any material breach of laws or regulations or the Articles of Incorporation of the Company in connection with the exercise of duties of the directors.

(iii) The content of the resolution of the Board of Directors concerning the internal control system is due and proper. In addition, there is no matter which is required to be pointed out by us with respect to the exercise of duties of the directors concerning such internal control system.

(2) Results of Audit of Execution of Duties of the Accounting Auditors

There is no matter which is required to be pointed out by us with respect to the mechanisms to ensure the appropriate execution of duties of the accounting auditor, KPMG AZSA & Co.

(3) Results of Audit of Financial Statements and Supplementary Statements thereto

The methods and results of the audit by the accounting auditor, KPMG AZSA & Co., are due and proper.

(4) Results of Audit of Consolidated Financial Statements

The methods and results of the audit by the accounting auditor, KPMG AZSA & Co., are due and proper.

May 7, 2008

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Hikozaemon Enoki (Seal)
Full-time Corporate Auditor

Reiichi Nakano (Seal)
Full-time Corporate Auditor

Norihisa Kakuchi (Seal)
Full-time Corporate Auditor

Toshio Maegawa (Seal)
Corporate Auditor

(Note) All corporate auditors are outside corporate auditors as set forth in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.

(For Reference)

Glossary of Terms Concerning Real Estate Business

Glossary of terms concerning real estate business is indicated.

File No. 82-34835

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to the Annual Securities Report

An amendment to the Annual Securities Report for the 22nd fiscal year (from April 1, 2006 through March 31, 2007), prepared in accordance with paragraph 1 of Article 24-2 of the Financial Instruments and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on May 7, 2008. The amendment to the Annual Securities Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange") for a certain period.

Amendment to the Semi-Annual Report

An amendment to the Semi-Annual Report for the first half of the 23rd fiscal year (from April 1, 2007 through September 30, 2007), prepared in accordance with paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET on May 7, 2008. The amendment to the Semi-Annual Report is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the amendment to the Annual Securities Report (for the 22nd fiscal year) and the Semi-Annual Report (for the 23rd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on May 7, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Supplement to the Shelf Registration Statement

A supplement to the Shelf Registration Statement regarding issuance of unsecured bonds was filed with the Director of the Kanto Local Finance Bureau through EDINET on May 29, 2008. The supplement to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.